SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             S C H E D U L E   13D/A
                                (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a).
                              (Amendment No. 2)(1)

                          GRANITE BROADCASTING CORP.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   387241102
                                --------------
                                (CUSIP Number)

                              Copy to:

Mr. Edward Grinacoff                Michael R. Reiner, Esq.
Sandler Capital Management          Morrison Cohen Singer & Weinstein, LLP
767 Fifth Avenue, 45th Floor        750 Lexington Avenue
New York, New York 10153            New York, New York 10022
Telephone (212) 754-8100            Telephone (212) 735-8600

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 9, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on following page(s))

--------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 - 1 of 12 -

CUSIP
No. 387241102                       13D/A



--------------------------------------------------------------------------------
   1   Names Of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)
                                           Sandler Associates

--------------------------------------------------------------------------------
   2   Check the Appropriate Box if a Member of a Group*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC Use Only

--------------------------------------------------------------------------------
   4   Source of Funds*             WC

--------------------------------------------------------------------------------
   5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) Or 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   Citizenship or Place of Organization                        New York

--------------------------------------------------------------------------------
   Number of      7    Sole Voting Power
     Shares            260,000 Shares                                   2.4%
  Beneficially    --------------------------------------------------------------
    Owned By      8    Shared Voting Power
      Each             0 Shares                                           0%
   Reporting      --------------------------------------------------------------
     Person       9    Sole Dispositive Power
      With             260,000 Shares                                   2.4%
                  --------------------------------------------------------------
                  10   Shared Dispositive Power
                       0 Shares                                           0%
--------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                260,000 Shares

--------------------------------------------------------------------------------
  12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   Percent of Class Represented by Amount in Row (11)

                                                                        2.4%
--------------------------------------------------------------------------------
  14   Type of Reporting Person*

                                      PN
-------------------------------------------------------------------------------

                                 - 2 of 12 -

CUSIP
No. 387241102                       13D/A



--------------------------------------------------------------------------------
   1   Names Of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)
                                           Sandler Capital Management

--------------------------------------------------------------------------------
   2   Check the Appropriate Box if a Member of a Group*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC Use Only

--------------------------------------------------------------------------------
   4   Source of Funds*             WC, OO

--------------------------------------------------------------------------------
   5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) Or 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   Citizenship or Place of Organization                        New York

--------------------------------------------------------------------------------
   Number of      7    Sole Voting Power
     Shares            0 Shares                                           0%
  Beneficially    --------------------------------------------------------------
    Owned By      8    Shared Voting Power
      Each             447,500 Shares                                   4.2%
   Reporting      --------------------------------------------------------------
     Person       9    Sole Dispositive Power
      With             0 Shares                                           0%
                  --------------------------------------------------------------
                  10   Shared Dispositive Power
                       447,500 Shares                                   4.2%
--------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                447,500 Shares

--------------------------------------------------------------------------------
  12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                      [  ]
--------------------------------------------------------------------------------
  13   Percent of Class Represented by Amount in Row (11)

                                                                        4.2%
--------------------------------------------------------------------------------
  14   Type of Reporting Person*

                                      PN
-------------------------------------------------------------------------------

                                 - 3 of 12 -

CUSIP
No. 387241102                       13D/A



--------------------------------------------------------------------------------
   1   Names Of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)
                                           Michael J. Marocco

--------------------------------------------------------------------------------
   2   Check the Appropriate Box if a Member of a Group*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC Use Only

--------------------------------------------------------------------------------
   4   Source of Funds*               WC

--------------------------------------------------------------------------------
   5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) Or 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   Citizenship or Place of Organization                    United States

--------------------------------------------------------------------------------
   Number of      7    Sole Voting Power
     Shares            0 Shares                                           0%
  Beneficially    --------------------------------------------------------------
    Owned By      8    Shared Voting Power
      Each             707,500 Shares                                   6.6%
   Reporting      --------------------------------------------------------------
     Person       9    Sole Dispositive Power
      With             0 Shares                                           0%
                  --------------------------------------------------------------
                  10   Shared Dispositive Power
                       707,500 Shares                                   6.6%
--------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                707,500 Shares

--------------------------------------------------------------------------------
  12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                        [  ]
--------------------------------------------------------------------------------
  13   Percent of Class Represented by Amount in Row (11)

                                                                         6.6%
--------------------------------------------------------------------------------
  14   Type of Reporting Person*

                                     IN
-------------------------------------------------------------------------------

                                 - 4 of 12 -

CUSIP
No. 387241102                       13D/A



--------------------------------------------------------------------------------
   1   Names Of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)
                                           John Kornreich

--------------------------------------------------------------------------------
   2   Check the Appropriate Box if a Member of a Group*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC Use Only

--------------------------------------------------------------------------------
   4   Source of Funds*               WC

--------------------------------------------------------------------------------
   5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) Or 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   Citizenship or Place of Organization                    United States

--------------------------------------------------------------------------------
   Number of      7    Sole Voting Power
     Shares            0 Shares                                           0%
  Beneficially    --------------------------------------------------------------
    Owned By      8    Shared Voting Power
      Each             781,500 Shares                                   7.3%
   Reporting      --------------------------------------------------------------
     Person       9    Sole Dispositive Power
      With             0 Shares                                           0%
                  --------------------------------------------------------------
                  10   Shared Dispositive Power
                       781,500 Shares                                   7.3%
--------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                781,500 Shares

--------------------------------------------------------------------------------
  12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                        [  ]
--------------------------------------------------------------------------------
  13   Percent of Class Represented by Amount in Row (11)

                                                                         7.3%
--------------------------------------------------------------------------------
  14   Type of Reporting Person*

                                     IN
-------------------------------------------------------------------------------

                                 - 5 of 12 -

CUSIP
No. 387241102                       13D/A



--------------------------------------------------------------------------------
   1   Names Of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)
                                           Harvey Sandler

--------------------------------------------------------------------------------
   2   Check the Appropriate Box if a Member of a Group*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC Use Only

--------------------------------------------------------------------------------
   4   Source of Funds*               WC

--------------------------------------------------------------------------------
   5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) Or 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   Citizenship or Place of Organization                    United States

--------------------------------------------------------------------------------
   Number of      7    Sole Voting Power
     Shares            0 Shares                                           0%
  Beneficially    --------------------------------------------------------------
    Owned By      8    Shared Voting Power
      Each             707,500 Shares                                   6.6%
   Reporting      --------------------------------------------------------------
     Person       9    Sole Dispositive Power
      With             0 Shares                                           0%
                  --------------------------------------------------------------
                  10   Shared Dispositive Power
                       707,500 Shares                                   6.6%
--------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                707,500 Shares

--------------------------------------------------------------------------------
  12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                        [  ]
--------------------------------------------------------------------------------
  13   Percent of Class Represented by Amount in Row (11)

                                                                         6.6%
--------------------------------------------------------------------------------
  14   Type of Reporting Person*

                                     IN
-------------------------------------------------------------------------------

                                 - 6 of 12 -

CUSIP
No. 387241102                       13D/A



--------------------------------------------------------------------------------
   1   Names Of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)
                                           Andrew Sandler

--------------------------------------------------------------------------------
   2   Check the Appropriate Box if a Member of a Group*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC Use Only

--------------------------------------------------------------------------------
   4   Source of Funds*               WC

--------------------------------------------------------------------------------
   5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) Or 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   Citizenship or Place of Organization                    United States

--------------------------------------------------------------------------------
   Number of      7    Sole Voting Power
     Shares            0 Shares                                           0%
  Beneficially    --------------------------------------------------------------
    Owned By      8    Shared Voting Power
      Each             707,500 Shares                                   6.6%
   Reporting      --------------------------------------------------------------
     Person       9    Sole Dispositive Power
      With             0 Shares                                           0%
                  --------------------------------------------------------------
                  10   Shared Dispositive Power
                       707,500 Shares                                   6.6%
--------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                707,500 Shares

--------------------------------------------------------------------------------
  12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                        [  ]
--------------------------------------------------------------------------------
  13   Percent of Class Represented by Amount in Row (11)

                                                                         6.6%
--------------------------------------------------------------------------------
  14   Type of Reporting Person*

                                     IN
-------------------------------------------------------------------------------

                                 - 7 of 12 -

CUSIP
No. 387241102                       13D/A



--------------------------------------------------------------------------------
   1   Names Of Reporting Persons
       I.R.S. Identification Nos. of Above Persons (Entities Only)
                                           J.K. Media, L.P.

--------------------------------------------------------------------------------
   2   Check the Appropriate Box if a Member of a Group*
                                                             (a)  [  ]
                                                             (b)  [  ]

--------------------------------------------------------------------------------
   3   SEC Use Only

--------------------------------------------------------------------------------
   4   Source of Funds*               WC

--------------------------------------------------------------------------------
   5   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
       Items 2(d) Or 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   Citizenship or Place of Organization                         New York

--------------------------------------------------------------------------------
   Number of      7    Sole Voting Power
     Shares            74,000 Shares                                    0.7%
  Beneficially    --------------------------------------------------------------
    Owned By      8    Shared Voting Power
      Each             0 Shares                                           0%
   Reporting      --------------------------------------------------------------
     Person       9    Sole Dispositive Power
      With             74,000 Shares                                    0.7%
                  --------------------------------------------------------------
                  10   Shared Dispositive Power
                       0 Shares                                           0%
--------------------------------------------------------------------------------
  11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                74,000 Shares

--------------------------------------------------------------------------------
  12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

                                                                        [  ]
--------------------------------------------------------------------------------
  13   Percent of Class Represented by Amount in Row (11)

                                                                        0.7%
--------------------------------------------------------------------------------
  14   Type of Reporting Person*

                                     PN
-------------------------------------------------------------------------------

                                 - 8 of 12 -

      This statement, dated September 9, 1998, constitutes Amendment No. 2 to the Schedule 13D/A, dated February 11, 1998, regarding the reporting persons ownership of common stock of Granite Broadcasting Corp. (the "Issuer").

      The Schedule 13D/A is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

      This Amendment No. 2 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 2.     Identity and Background.

            (a)   Andrew Sandler is the sole shareholder of ALCR Corp.
            (b)   Address:
                        767 Fifth Avenue, 45th Floor
                        New York, New York 10153
            (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.
            (d)   No.
            (e)   No.
            (f)   Citizenship: United States.

            ALCR Corp. is a general partner of SCM. Andrew Sandler is the son of Harvey Sandler.

ITEM 3.     Source and Amount of Funds or Other Consideration.

            The source of funds for the acquisition of the additional securities was the general working capital of the various managed accounts, the general working capital of Sandler Associates, and the general working capital of J.K. Media.

            The amount of funds used in acquiring the additional shares of Common Stock is set forth below:


                                              Number of       Purchase
                                                Shares          Price
                                             ------------   -------------
Accounts Managed by SCM                        126,500        $951,535
Sandler Associates                              45,000        $399,875
J.K. Media                                       4,000        $ 45,160

                                 - 9 of 12 -

ITEM 5.     Interests in Securities of the Issuer.

            (a) The following list sets forth the aggregate number and percentage (based on 10,705,698 shares of Common Stock outstanding as reported by the Issuer to the reporting persons as of September 11, 1998) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of September 9, 1998:

                                      Shares of         Percentage of Shares
                                    Common Stock           of Common Stock
Name                             Beneficially Owned      Beneficially Owned
----                             ------------------      ------------------
Sandler Capital Management             447,500(1)                  4.2%
Sandler Associates                     260,000(2)                  2.4%
Michael J. Marocco                     707,500(1),(2),(3)          6.6%
John Kornreich                         781,500(1),(2),(3),(4)      7.3%
Harvey Sandler                         707,500(1),(2),(3)          6.6%
Andrew Sandler                         707,500(1),(2),(3)          6.6%
J.K. Media                              74,000(4)                   .7%

            (b) By virtue of being the manager of certain accounts owning shares of Common Stock with respect to which SCM exercises investment discretion, SCM may be deemed to have shared power to vote and to dispose of 447,500 shares of Common Stock, representing approximately 4.2% of the outstanding Common Stock.

                By virtue of being the sole shareholder of MJDM Corp. and a general partner of Sandler Associates, Michael J. Marocco may be deemed to have shared power to vote and to dispose of 707,500 shares of Common Stock, representing approximately 6.6% of the outstanding Common Stock.

                By virtue of being the sole shareholder of Four JK Corp. and a general partner of Sandler Associates and J.K. Media, John Kornreich may be deemed to have shared power to vote and to dispose of 781,500 shares of Common Stock, representing approximately 7.3% of the outstanding Common Stock.

                By virtue of being the sole shareholder of ARH Corp. and a general partner of Sandler Associates, Harvey Sandler may be deemed to have shared power to vote and to dispose of 707,500 shares of Common Stock, representing approximately 6.6% of the outstanding Common Stock.

--------
   (1)Includes 447,500 shares of Common Stock held in accounts managed by SCM.
   (2)Includes 260,000 shares of Common Stock owned by Sandler Associates.
   (3)The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity interest therein.
   (4)Includes 74,000 shares of Common Stock owned by J.K. Media.



                                 - 10 of 12 -

                By virtue of being the sole shareholder of ALCR Corp. and a general partner of Sandler Associates, Andrew Sandler may be deemed to have shared power to vote and to dispose of 707,500 shares of Common Stock, representing approximately 6.6% of the outstanding Common Stock.

            (c) The following is a description of all transactions in the shares of Common Stock by the persons identified in Item 2 of this Schedule 13D/A effected from July 9, 1998 through September 9, 1998, inclusive:

                                              Number of Shares
                               Purchase or     of Common Stock      Purchase or
Name of Shareholder             Sale Date    Purchased or (Sold)    Sale Price
-------------------             ---------    -------------------    ----------
Sandler Associates               9/9/98              20,000            $5.75

Accounts Managed by
Sandler Capital Management       9/9/98              80,000            $5.75


            All purchases of Common Stock were effected in open market transactions in the over-the-counter market.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

            (e) Not applicable.

                                 - 11 of 12 -

                                   Signature
                                   ---------

                After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: September 18, 1998

                              SANDLER ASSOCIATES


                              By:       Michael J. Marocco
                                   ------------------------
                                   Name: Michael J. Marocco
                                   Title:   General Partner

                                       Michael J. Marocco
                                   ------------------------
                                    Michael J. Marocco

                                       John Kornreich
                                   ------------------------
                                    John Kornreich

                                        Harvey Sandler
                                   ------------------------
                                    Harvey Sandler

                                         Andrew Sandler
                                   ------------------------
                                    Andrew Sandler


                                SANDLER CAPITAL MANAGEMENT

                                By: ARH Corp.

                                    By:    Edward Grinacoff
                                        ----------------------
                                        Name: Edward Grinacoff
                                        Title: Secretary and Treasurer

                                J.K. MEDIA, L.P.

                                    By:     John Kornreich
                                        ----------------------
                                        Name: John Kornreich
                                        Title: General Partner

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                  - 12 of 12 -